Exhibit 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group Renews Normal Course Issuer Bid
TORONTO, September 4, 2008 — BMO Financial Group (TSX, NYSE: BMO) today announced that the Toronto Stock Exchange has approved BMO’s normal course issuer bid. BMO may now purchase for cancellation up to 15 million of its common shares under a normal course issuer bid during the period commencing September 8, 2008 and ending September 7, 2009 through the facilities of the Toronto Stock Exchange.
The common shares that may be purchased represent approximately 3.0 percent of the public float. BMO will determine the actual number of common shares that may be purchased and the timing of any such purchases. The price paid for the share purchases will be the market price of the shares at the time of acquisition.
No common shares have been purchased under the bank’s current normal course issue bid. There were 505,299,790 Bank of Montreal common shares issued and outstanding as at August 31, 2008 and the public float was 504,892,055 common shares. The average daily trading volume for the 6 months ended August 31, 2008 was 2,712,295 shares.
BMO’s Tier 1 capital ratio was 9.90 percent, as at July 31, 2008. The normal course issuer bid is being established as part of BMO’s capital management strategy.
Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montréal, ronald.monet@bmo.com, 514-877-1873
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com